                                                                 Exhibit (a)(17)

                             FOR IMMEDIATE RELEASE

  Contact:
    Bob Marese
    MacKenzie Partners, Inc.
    212-929-5500

                         GKN COMPLETES TENDER OFFER FOR
                           THE INTERLAKE CORPORATION

     London and New York, February 4, 1999 -- GKN plc (LSE:GKN) today announced that it completed the cash tender offer made through a wholly owned subsidiary for all outstanding stock of The Interlake Corporation (NYSE:IK) and accepted shares representing approximately 87% of the total amount outstanding after conversion of Interlake's preferred stock. The acquisition is an important strategic move for GKN, a global manufacturer of automotive and aerospace products and a provider of industrial services, with 1997 revenues exceeding $5.4 billion.

     The Interlake Corporation comprises three businesses, all leaders in their respective markets. The Hoeganaes Corporation is the leading supplier of ferrous powdered metals in North America, the main material used by GKN Sinter Metals. Chem-tronics Inc. is the leading US producer of advanced, lightweight structural components for aerospace engines in the civil, military and space markets and has a strong position in the aftermarket for engine fan blade repair. Interlake Material Handling is the leader in the pallet and container racking, dynamic storage and conveyor system markets in the US and produces a range of storage systems for use in distribution centers, warehouses and retail facilities.

     The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Wednesday, February 3, 1999. Based on a preliminary count, 18,691,384 Common Shares and 40,000 Series A Shares were tendered. The Common Shares tendered include 183,535 shares tendered under Notices of Guaranteed Delivery. GKN accepted Common Shares and Series A Shares at prices of $7.25 and $1,980.87 per share, respectively.

     GKN also announced that all outstanding Common Shares not purchased in the tender offer will be acquired in a second-step merger at a price of $7.25 per share, without interest. GKN expects to consummate the second-step merger as soon as practicable.